SUNDIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Member's equity, beginning of year	$	123,887
Member distributions		(2,970,000)
Net Income 2015		2,916,383
Member's equity, end of year	$	70,270

The accompanying notes are an integral part of these financial statements